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                               June 17, 2020

       Michael Jansen
       Chief Executive Officer
       Cityzenith Holdings, Inc.
       2506 North Clark St. #235
       Chicago IL, 60614

                                                        Re: Cityzenith
Holdings, Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed June 15, 2020
                                                            File No. 024-11170

       Dear Mr. Jansen:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Offering Statement on Form 1-A

       Cover Page

   1. We note your disclosure that the "Price range of offering [is] being estimated pursuant to
                                                        Rule 253(b)." However,
you state also state that the offering will be at a fixed price and do not provide a bona
fide offering price range. Please revise.
   2. Please note that shares are being qualified, not registered, by this offering statement.
                                                        Please revise here and
throughout the offering statement.
 Michael Jansen
FirstName Holdings, Inc.
Cityzenith LastNameMichael Jansen
Comapany NameCityzenith Holdings, Inc.
June 17, 2020
June 17, 2020 Page 2
Page 2
FirstName LastName
Selling Shareholders, page 18

3. Your selling shareholder table appears to suggest each selling shareholder is offering all of their shares for sale, but will continue to hold shares after the offering. Please revise to provide the disclosure required by Item 5(d) of Form 1-A.
General

4. We note that you are seeking to offer shares underlying warrants and convertible debt instruments on behalf of the selling shareholders. Please revise to provide the disclosure required by Item 14(c) of Form 1-A.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology